

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 25, 2016

<u>VIA E-MAIL</u>
Mr. James F. Williams
Senior Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

> **Re:** **Tanger Factory Outlet Centers, Inc.**
> **Form 8-K dated July 26, 2016**
> **Filed July 26, 2016**
> **File No. 001-11986**

Dear Mr. Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities